Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
[redacted]

facsimile transmittal

03003048

03 JAN -9 AM 10:31

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	01/08/03
Re:	Exemption No: 82-5037	**Pages:**	3

SUPPL

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PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

dlw 1/14

CONFIDENTIAL

Exemption #: 82-5037

January 8, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release regarding Legislature approving amendments to Saskatchewan Wheat Pool's act. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE

Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
Date December 18, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

LEGISLATURE APPROVES AMENDMENTS TO SASKATCHEWAN WHEAT POOL ACT

The Saskatchewan Legislative Assembly today proclaimed Bill 304, which amends *The Saskatchewan Wheat Pool Act, 1995* to give the company greater flexibility and enhance its governance structure.

The amendments in the Bill move provisions for the election of directors and restrictions on Class B share ownership out of the legislation and into the company's Bylaws. This allows the company to make changes to those provisions internally.

"In today's fast-changing and increasingly competitive environment, we need to take ownership of such important decisions," Pool President Marvin Wiens said. "We are seeing increasing expectations regarding the accountability and expertise of board members, greater emphasis on best-practice governance models and a need to respond quickly and creatively to trends and movement in the industry."

The Proclamation takes effect immediately for the provision regarding the process for electing directors. The movement of the ownership cap provision must be approved by two-thirds of Class B shareholders before taking effect. The company expects to seek that approval in the coming months. No actual change in the company's structure will occur without further deliberation by Pool delegates.

"The Pool is Saskatchewan's largest employer and an important contributor to the economic well-being of our province," Wiens said. "We take that responsibility very seriously and are pleased that the government has shown its support for the work we do by expediting the passage of this Bill and fulfilling the wishes of our democratically elected representatives."

Carolyn Jones sponsored the Private Members Bill that was introduced in the House on December 9, 2002.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network. the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool